Exhibit 99.1

Tiziana Life Sciences plc

(“Tiziana” or the “Company”)

Tiziana Life Sciences to present two studies featuring StemPrintER, a stem cell biology-based Breast Cancer Prognostic Tool during the American Society of Clinical Oncology (ASCO) Virtual Conference

Two additional abstracts featuring Milciclib in treating Hepatocellular Carcinoma to be published online

New York/London – May 11, 2020 – Tiziana Life Sciences plc (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company focused on innovative therapeutics for inflammatory and autoimmune diseases, announces that two abstracts on the Company’s stem cell biology-based genomic tool, StemPrintER, for the prediction of disease recurrence in breast cancer patients, will be presented at the American Society of Clinical Oncology’s 2020 Virtual Conference. All abstracts, including Abstract #1020, which compares Tiziana’s product to current market leader Oncotype DX as part of a poster discussion session, will be available online beginning May 13, 2020 beginning at 5:00 PM ET at abstracts.asco.org. The American Society of Clinical Oncology (ASCO) Virtual Conference will be held from May 29-31, 2020.

In addition, the Company will publish online two e-abstracts featuring its Miliciclib compound for the treatment of hepatocellular carcinoma on 13 May 2020 but which will not be presented as part of the conference.

Abstracts include:

Poster Discussion Session, Breast Cancer, Metastatic:

●	Abstract #1020: “Comparison of StemPrintER, a novel biology-based genomic predictor of distant recurrence in breast cancer, with Oncotype DX in the TransATAC cohort”

Poster Session, Breast Cancer, Metastatic:

●	Abstract #1057: “Integration of the stem cell biology-based genomic tool, StemPrintER, with clinicopathological parameters for the prediction of distant recurrence in ER+/HER2- breast cancer (BC) patients”

e-Abstracts include:

●	e16711: “Phase 2a safety and efficacy of Milciclib, a pan-cyclin dependent kinase inhibitor, in unresectable, sorafenib-refractory or -intolerant hepatocellular carcinoma patients”

●	e16634: “Safety and clinical activity of combination treatment with regorafenib and milciclib in liver transplant patients with hepatocellular carcinoma recurrence”

“These data being presented at ASCO are significant for our oncology portfolio and highlight a complementary technology for detection of breast cancer,” said Dr. Kunwar Shailubhai, CEO & CSO of Tiziana Life Sciences. “Of particular note is that one of these studies was selected to be part of a poster discussion session during the meeting. We look forward to sharing these critical data on our StemPrintER clinical diagnostic for ER+/HER2- breast cancer patients and its utility in potentially optimizing therapeutic decision-making, especially in the discussion of StemPrintER relative to the current market leader, Oncotype DX.”

About StemPrintER

StemPrintER is a multi-gene prognostic assay intended for the prediction of the risk of recurrence in luminal, estrogen receptor-positive HER2-negative breast cancer patients, based on the detection of 20 cancer stem cell markers. The assay has been evaluated in an initial retrospective validation study using a consecutive cohort of approximately 2,400 patients with breast cancer.

About Milciclib

Milciclib is a potent, small molecule inhibitor of multiple cyclin-dependent kinases (CDKs), tropomycin receptor kinases and Src family kinases controlling cell growth and malignant progression of cancer. Milciclib has demonstrated safety in 316 patients with advanced solid cancers in Phase I and II studies and shown indications of efficacy. In two completed Phase II thymic cancer trials, Milciclib successfully increased overall survival and met both primary and secondary endpoints. While the current standard of care for hepatocellular carcinoma (HCC), the most common liver cancer, is only effective in a small percentage of patients, Milciclib has the potential to be broadly effective because it targets the underlying cause of disease. A unique feature of Milciclib is its ability to reduce microRNAs, miR-221 and miR-222, that promote the formation of blood vessels (angiogenesis) to facilitate the spread of cancer cells. Levels of these microRNAs are consistently increased in HCC patients and may contribute towards resistance to treatment with Sorafenib.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology. In addition to Milciclib, the Company is also developing Foralumab for liver diseases. Foralumab is the only fully human anti-CD3 monoclonal antibody in clinical development in the world. This Phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, multiple sclerosis, type-1 diabetes (“T1D”), Crohn’s disease, psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable.

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Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ’seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

Contacts:

Tiziana Life Sciences plc

United Kingdom:

Gabriele Cerrone, Chairman and founder +44 (0)20 7495 2379

Cairn Financial Advisers LLP (Nominated adviser)

Liam Murray / Jo Turner + 44 (0)20 7213 0883

Shore Capital (Broker)

Antonio Bossi / Fiona Conroy +44 (0)20 7601 6125

United States:

Investors

CORE IR

ir@coreir.com

Media

Jules Abraham

CORE IR

(917) 885-7378

julesa@coreir.com

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